UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Clarient, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

180489106

(CUSIP Number)

Edward F. Glassmeyer

Oak Management Corporation

One Gorham Island

Westport, Connecticut 06880

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, Connecticut 06901-2048

(203) 325-5000

December 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 180489106                        13D/A                                                                    Page 2 of 14

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XII, Limited Partnership

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 180489106                        13D/A                                                                    Page 3 of 14

1.

NAMES OF REPORTING PERSONS

Oak Associates XII, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 180489106                        13D/A                                                                    Page 4 of 14

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

CO

CUSIP NO. 180489106                        13D/A                                                                    Page 5 of 14

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                        13D/A                                                                    Page 6 of 14

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                        13D/A                                                                    Page 7 of 14

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                        13D/A                                                                    Page 8 of 14

1.

NAMES OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                        13D/A                                                                    Page 9 of 14

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                        13D/A                                                                    Page 10 of 14

1.

NAMES OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                        13D/A                                                                    Page 11 of 14

1.

NAMES OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                        13D/A                                                                    Page 12 of 14

1.

NAMES OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

Statement on Schedule 13D/A

This Amendment No. 3 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Clarient, Inc., a Delaware corporation (the “Issuer”).  This Schedule 13D/A is being filed on behalf of the Reporting Persons and amends and supplements that certain Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 7, 2009 as amended by that certain Amendment No. 1 to such 13D filed with the SEC on May 21, 2009 and Amendment No. 2 to such 13D filed with the SEC on October 22, 2010 (collectively the 13D and Amendment No. 1 and Amendment No. 2 thereto, the “Original 13D”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D.

ITEM 4.

PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby supplemented by adding the following at the end thereof:

On December 16, 2010, General Electric Company, a New York corporation (“Parent”), through its indirect wholly owned subsidiary Crane Merger Sub, Inc., a Delaware corporation (“Merger Sub”) completed its previously announced cash tender offer to acquire the issued and outstanding stock of the Company (the “Offer”).  The Reporting Persons tendered their 5,263,158 shares of Company Preferred Stock in the Offer and received in the aggregate approximately $105 million.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is hereby amended and restated as follows:

As noted above under Item 4, the Reporting Persons tendered their 5,263,158 shares of Company Preferred Stock in the Offer.  As a result of the foregoing, the Reporting Persons no longer own any shares of Preferred Stock or Common Stock of the Issuer.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)

Except as set forth in Item 4 and 5 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2010

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

  /s/Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

By:

/s/Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals